# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GP-Act III Acquisition Corp., CIK 0001834526
CUSIP: G4035N103
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 300 Park Avenue, 2nd Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 11/14/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002022280

## Reporting persons
- GP-Act III Sponsor LLC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 7,112,500; sole dispositive power 0; shared dispositive power 7,112,500; aggregate amount beneficially owned 7,112,500 (19.83% of the class)
- GPIAC II, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 7,112,500; sole dispositive power 0; shared dispositive power 7,112,500; aggregate amount beneficially owned 7,112,500 (19.83% of the class)
- GPIC, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 7,112,500; sole dispositive power 0; shared dispositive power 7,112,500; aggregate amount beneficially owned 7,112,500 (19.83% of the class)
- GP Investments, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 7,112,500; sole dispositive power 0; shared dispositive power 7,112,500; aggregate amount beneficially owned 7,112,500 (19.83% of the class)
- Fersen Lamas Lambranho: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; sole voting power 0; shared voting power 7,112,500; sole dispositive power 0; shared dispositive power 7,112,500; aggregate amount beneficially owned 7,112,500 (19.83% of the class)
- Antonio Bonchristiano: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; sole voting power 0; shared voting power 7,112,500; sole dispositive power 0; shared dispositive power 7,112,500; aggregate amount beneficially owned 7,112,500 (19.83% of the class)

## Item 1. Issuer
Name of issuer: GP-Act III Acquisition Corp.
Address of issuer's principal executive offices: 300 Park Avenue, 2nd Floor, New York, New York 10022

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

(i) GP-Act III Sponsor LLC ("Act III sponsor");

(ii) GPIAC II, LLC ("GP sponsor");

(iii) GPIC, LLC ("GPIC");

(iv) GP Investments, Ltd. ("GP Investments");

(v) Fersen Lamas Lambranho ("Mr. Lambranho"); and

(vi) Antonio Bonchristiano ("Mr. Bonchristiano");

This Schedule 13G relates to Class A ordinary shares of GP-Act III Acquisition Corp. (the "Shares") directly beneficially owned by Act III sponsor. GP sponsor is the beneficial owner of the Shares held by Act III sponsor, GPIC is the managing member of GP sponsor, GPIC is controlled by GP Investments and GP Investments is jointly controlled by Mr. Lambranho and Mr. Bonchristiano. In such capacities, each of GP sponsor, GPIC, GP Investments, Mr. Lambranho and Mr. Bronchristiano may be deemed to indirectly beneficially own the Shares reported herein directly beneficially owned by Act III sponsor.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 300 Park Avenue, 2nd Floor, New York, NY.
Citizenship:
Act III sponsor and GP sponsor are each a Cayman Islands limited liability company. GPIC is a Delaware limited liability company, and GP Investments is a Bermuda exempted company.

Mr. Lambranho and Mr. Bonchristiano are citizens of the Federative Republic of Brazil.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,112,500
Percent of class:
19.83%.

This percentage was calculated based on (i) a total of 28,750,000 Shares issued and outstanding as of November 13, 2024, as disclosed in GP-Act III Acquisition Corp.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, and (ii) 7,112,500 Shares issuable upon the conversion of Class B ordinary shares held by the Reporting Persons, where each Class B ordinary share is convertible into one Class A ordinary share.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,112,500
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 7,112,500

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- GP-Act III Sponsor LLC: /s/ Antonio Bonchristiano /s/ Rodrigo Boscolo, Antonio Bonchristiano and Rodrigo Boscolo, officers (03/05/2025)
- GPIAC II, LLC: /s/ Antonio Bonchristiano /s/ Rodrigo Boscolo, Antonio Bonchristiano and Rodrigo Boscolo, officers (03/05/2025)
- GPIC, LLC: /s/ Antonio Bonchristiano /s/ Rodrigo Boscolo, Antonio Bonchristiano and Rodrigo Boscolo, directors (03/05/2025)
- GP Investments, Ltd.: /s/ Antonio Bonchristiano /s/ Rodrigo Boscolo, Antonio Bonchristiano and Rodrigo Boscolo, officers (03/05/2025)
- Fersen Lamas Lambranho: /s/ Fersen Lamas Lambranho, Fersen Lamas Lambranho, co-chairman of GP-Act III Acquisition Corp. (03/05/2025)
- Antonio Bonchristiano: /s/ Antonio Bonchristiano, Antonio Bonchristiano, chief executive officer of GP-Act III Acquisition Corp. (03/05/2025)